                                                                    Exhibit 99.1


                       [ROYAL GROUP TECHNOLOGIES - LOGO]




                              THIRD QUARTER REPORT
                               ended June 30, 2002

MESSAGE TO SHAREHOLDERS

Royal's third quarter financial results continued to reflect the achievement of profitable growth, increasing utilization of existing capacities and generation of free cash flow. However, sales growth and operating margins achieved during the quarter fell short of our expectations, limiting our net profit growth to 13% over the same quarter in the previous year. Still, we were able to achieve free cash flow of $71 million, assisting us to realize a considerable reduction in the ratio of net debt to total capitalization.

BROAD-BASED GROWTH, WITH STRATEGIES TO ENHANCE PERFORMANCE

Our sales shortfall to plan during the third quarter can be primarily attributed to two of our eleven divisions: Window Coverings and Royal Building Systems & Foreign Operations. The majority of divisions continue to meet or exceed expectations.

     After experiencing a contraction in sales of window coverings during the first two quarters of the year, we were encouraged to deliver marginally increased sales in the third quarter, although we had expected to achieve a faster roll out of new programs with key customers. We believe double-digit sales growth is achievable in 2003, as we recently entered into nation-wide arrangements with dominant national home center retailers, regarding new custom window covering products and ready-made product programs. It will take us until the end of the current year to complete point-of-purchase materials, in-store display systems, brochures, staffing for customer service and store personnel training programs. We anticipate that sales from these new programs will commence during the first quarter of fiscal 2003 and continue to expand throughout the balance of the year.

     We are rapidly implementing strategies to effect the transition of our Window Coverings Division from being primarily engaged in the manufacture of vertical window blinds, to being a supplier of a full and diversified window coverings product line. This transition is being effected in response to window covering fashion trends currently moving away from vertical blinds toward other treatments, including the horizontal blinds, wood-look venetian blinds, shutters and roller shades, which we have recently introduced. During the third quarter we incurred certain unexpected inventory and selling costs associated with this transition, which compressed margins in this division. We view this margin pressure as temporary, with margin expansion expected in the first quarter of next fiscal year as we realize rising sales of our innovative new window covering products and custom window covering programs.

     We believe that double-digit sales growth is achievable in the Royal Building Systems & Foreign Operations Division in 2003, as we are extremely encouraged by prospects for growth in each of China, Poland and Mexico. We fully acknowledge that our South American operations will remain in a difficult economic environment in 2003, however we are expanding our marketing activities there to a regional rather than local focus.

     In China, the use of Royal Building Systems(TM) continues to expand and we have established an extensive network of fabricators for our vinyl window profiles. The vinyl window market in China is experiencing significant annual increases, as vinyl has been accepted as a preferred window framing material for both low rise and high rise applications. We have a strong position in this market, with additional manufacturing lines being added to meet increasing demand.

     In Poland, we are experiencing strong double-digit growth. Both our vinyl window systems and fencing product lines are being well received by an ever-increasing customer base. We are continuing to expand our customer base throughout Europe for siding, with new customers added during the third quarter in France and England.

     In Mexico, we are working with the Home Depot to introduce a number of products, including Royal Building Systems(TM), windows, window coverings, storage systems, garden furniture and Marley Moulding's trim moldings. The Home Depot expects to open a large number of stores in Mexico over the next 2 years and we intend to be an important supplier to it.

WELL POSITIONED FOR PENETRATION OF GROWING PLASTIC FENCING AND DECKING MARKET

In North America, we continue to be pleased with acceptance of our do-it-yourself and professionally-installed PVC fencing and decking product lines. We believe that our fencing and decking business is at the same stage that our PVC window business was at 20 years ago.

     With increasing public awareness of environmental and health problems associated with certain kinds of treated wood, there is increasing demand for alternative products. In addition to the broad range of PVC fencing and decking styles currently offered, we are developing a decking product to compete against pressure-treated wood, utilizing our unique RoyalEco(TM) technology. We are also completing development of a porch planking system that will look and feel exactly like wood, using Marley Moulding's cellular foam technology. We intend to penetrate the rapidly growing plastic fencing and decking market with a broad range of innovative products, which will appeal to home-owners at all price points.

OUTLOOK

We have made progress during 2002, with financial results that are significantly improved from 2001. We expect to end the fiscal year with sales of over $1.9 billion and fully diluted earnings per share in the range of $1.65 to $1.70. We expect to generate over $110 million of free cash flow this year, assisting us to reduce the ratio of net debt to total capitalization to approximately 38%. Our rate of progress has been slower than expected, but we continue to effect strategies to improve performance in all divisions.

     We are confident that 2003 will show accelerating financial improvement, given a stable economic environment. Our financial outlook for 2003 remains substantially unchanged, with sales growth of over 10% and earnings per share improving significantly as we leverage the cost structure put in place to accommodate expanding sales volumes. We also expect to generate increasing free cash flow in 2003 and intend to further pay down debt.

     Thank you for your continuing support.


[SIGNATURE OF VIC DE ZEN]                       [SIGNATURE OF DOUGLAS DUNSMUIR]
------------------------------------            --------------------------------
Vic De Zen                                      Douglas Dunsmuir
Chairman and C.E.O.                             President

August 26, 2002

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)


                                                JUNE 30/02        Sept. 30/01        June 30/01
                                               -----------        -----------        -----------
                                               (UNAUDITED)         (audited)         (unaudited)

ASSETS

Current assets:
Accounts receivable                            $   426,898        $   370,030        $   392,812
Inventories                                        480,037            420,597            446,425
Prepaid expenses and deposits                       25,656             30,609             25,241
                                               -----------        -----------        -----------
                                                   932,591            821,236            864,478

Property, plant and equipment                    1,694,196          1,604,499          1,578,487
Future income tax assets                            31,218             22,847             20,826
Goodwill and other assets                          274,379            245,729            245,970
                                               -----------        -----------        -----------

                                               $ 2,932,384        $ 2,694,311        $ 2,709,761
                                               -----------        -----------        -----------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness                              $   471,828        $   405,367        $   436,994
Accounts payable and accrued liabilities           249,715            211,472            268,168
Term debt due within one year                      102,646             24,635                479
                                               -----------        -----------        -----------
                                                   824,189            641,474            705,641

Term debt                                          458,832            544,861            548,568
Future income tax liabilities                      152,058            127,487            118,023
Minority interest                                   17,208             18,802             20,549

Shareholders' equity:
Capital stock                                      632,316            608,776            607,325
Retained earnings                                  882,685            775,229            725,256
Currency translation adjustments                   (34,904)           (22,318)           (15,601)
                                               -----------        -----------        -----------
                                                 1,480,097          1,361,687          1,316,980
                                               -----------        -----------        -----------

                                               $ 2,932,384        $ 2,694,311        $ 2,709,761
                                               -----------        -----------        -----------

On behalf of the Board:

[SIGNATURE OF VIC DE ZEN]                       [SIGNATURE OF RON GOEGAN]
--------------------------------                --------------------------------
Director                                        Director
Vic De Zen                                      Ron Goegan
Chairman and C.E.O.                             Chief Financial Officer

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

                                                           3 MONTHS           3 months           9 MONTHS          9 months
                                                             ENDED             ended              ENDED              ended
                                                          JUNE 30/02         June 30/01         JUNE 30/02         June 30/01
                                                         -----------        -----------        -----------        -----------
                                                         (UNAUDITED)        (unaudited)        (UNAUDITED)        (unaudited)

Net sales                                                $   579,330        $   506,949        $ 1,368,294        $ 1,194,640

Cost of sales and operating expenses                        (455,096)          (391,832)        (1,084,196)          (974,901)
                                                         -----------        -----------        -----------        -----------

Operating margin                                             124,234            115,117            284,098            219,739

Amortization charges                                         (29,777)           (26,998)           (88,926)           (77,218)
Interest and financing charges                               (13,512)           (14,712)           (40,861)           (41,953)
                                                         -----------        -----------        -----------        -----------

Earnings before income taxes and minority interest            80,945             73,407            154,311            100,568

Income taxes                                                 (23,884)           (23,192)           (45,894)           (32,182)
                                                         -----------        -----------        -----------        -----------

Earnings before minority interest                             57,061             50,215            108,417             68,386

Minority interest                                               (679)              (342)              (961)              (922)
                                                         -----------        -----------        -----------        -----------

Net earnings                                             $    56,382        $    49,873        $   107,456        $    67,464
                                                         -----------        -----------        -----------        -----------

Basic net earnings per share (note 4)                    $      0.61        $      0.55        $      1.16        $      0.74
                                                         -----------        -----------        -----------        -----------

Diluted net earnings per share (note 4)                  $      0.60        $      0.54        $      1.15        $      0.72
                                                         -----------        -----------        -----------        -----------


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

                                                           3 MONTHS           3 months           9 MONTHS          9 months
                                                             ENDED             ended              ENDED              ended
                                                          JUNE 30/02         June 30/01         JUNE 30/02         June 30/01
                                                         -----------        -----------        -----------        -----------
                                                         (UNAUDITED)        (unaudited)        (UNAUDITED)        (unaudited)


Retained earnings, beginning of period                   $   826,303        $   675,383        $   775,229        $   657,792

Net earnings                                                  56,382             49,873            107,456             67,464
                                                         -----------        -----------        -----------        -----------

Retained earnings, end of period                         $   882,685        $   725,256        $   882,685        $   725,256
                                                         -----------        -----------        -----------        -----------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars, except per share amounts)

                                                         3 MONTHS         3 months        9 MONTHS         9 months
                                                           ENDED           ended            ENDED            ended
                                                        JUNE 30/02       June 30/01      JUNE 30/02        June 30/01
                                                       -----------      -----------      -----------       ----------
                                                       (UNAUDITED)      (unaudited)      (UNAUDITED)       (unaudited)

Cash provided by (used in):

Operating activities:
Earnings before minority interest                       $  57,061        $  50,215        $ 108,417        $  68,386
Items not affecting cash                                   39,427           30,519          103,431          111,542
Change in non-cash operating working capital               12,687          (11,426)         (57,270)        (112,781)
                                                        ---------        ---------        ---------        ---------
                                                          109,175           69,308          154,578           67,147

Financing activities:
Increase (decrease) in bank indebtedness                  (78,119)         (15,993)          66,461          106,448
Term debt repayments                                         (210)            (124)            (657)            (344)
Issuance of shares under stock option plan                  3,584              287           23,541            1,613
                                                        ---------        ---------        ---------        ---------
                                                          (74,745)         (15,830)          89,345          107,717

Investing activities:
Acquisition of property, plant and equipment, net         (37,740)         (44,068)        (110,578)        (167,278)
Acquisition of other businesses                                --               --         (149,250)            (641)
Decrease (increase) in investments                         21,130               --           30,939           (1,034)
Increase in other assets                                     (245)            (236)            (494)          (1,283)
                                                        ---------        ---------        ---------        ---------
                                                          (16,855)         (44,304)        (229,383)        (170,236)

Effect of exchange rate changes                           (17,575)          (9,174)         (14,540)          (4,628)
                                                        ---------        ---------        ---------        ---------

Change in cash, being cash, end of period               $      --        $      --        $      --        $      --
                                                        ---------        ---------        ---------        ---------


Operating cash flow, being earnings before
minority interest plus items not affecting cash         $  96,488        $  80,734        $ 211,848        $ 179,928
                                                        ---------        ---------        ---------        ---------

Basic operating cash flow per share (note 4)            $    1.04        $    0.89        $    2.29        $    1.98
                                                        ---------        ---------        ---------        ---------

Diluted operating cash flow per share (note 4)          $    1.02        $    0.87        $    2.26        $    1.93
                                                        ---------        ---------        ---------        ---------

Free cash flow (use), being operating cash flow,
less change in non-cash working capital items,
less acquisition of property, plant and equipment       $  71,435        $  25,240        $  44,000        $(100,131)
                                                        ---------        ---------        ---------        ---------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts)


1.   CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures.

     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2002 and the results of operations and cash flows for the three month and nine month periods ended June 30, 2002.

     Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. Accordingly, approximately three-fifths of the Company's net sales and operating margin and two-thirds of its net earnings occur in the last fiscal two quarters. Furthermore, the Company's annual free cash flow is achieved substantially in the last two quarters, as a result of seasonality.

2.   CHANGE IN ACCOUNTING POLICIES

Except as outlined below, the Company's accounting principles remain unchanged from the most recent fiscal year ended September 30, 2001. For details, please refer to note 1 of the Company's 2001 annual report.

     In August 2001, the Accounting Standards Board of the CICA issued Handbook
Section 3062, Goodwill and Other Intangible Assets. The Company has adopted this effective October 1, 2001. In accordance with the requirements of Section 3062, this change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated.

     Section 3062 replaces the requirement to amortize goodwill with a requirement to test for impairment annually at a reporting unit level. Any impairment loss would be charged against current period earnings and shown as a separate line item in the statement of earnings. As of the date of adoption of
Section 3062, the Company had unamortized goodwill in the amount of $187M which is no longer being amortized. This change in accounting policy resulted in no amortization expense related to goodwill being recorded in the quarter ended June 30, 2002, whereas $1.6 million of amortization expense related to goodwill was recorded during the quarter ended June 30, 2001. No impairment loss has been recorded in the quarter ended and 9 months ended June 30, 2002.

     Section 3062 requires transitional disclosure of reported net income exclusive of amortization expense related to goodwill that will no longer be amortized for each period presented. Also required is a reconciliation of reported net income to adjusted net income as well as per-share amounts. This disclosure is presented in note 5.

3.   SEGMENT REPORTING INFORMATION


                                                              Products          Support       Intra-
                                                               Segment          Segment        Group       Consolidated
-----------------------------------------------------------------------------------------------------------------------
For the quarter ended June 30, 2002
Net sales                                                   $  560,760       $  151,270     $(132,700)       $  579,330
Operating margin                                                79,626           44,609                         124,235
Amortization charges                                            21,052            8,752                          29,777
Acquisition of property, plant and equipment                    30,215            7,525                          37,740
Property, plant and equipment                                  832,098          862,098                       1,694,196
Total assets                                                 1,752,151        1,180,233                       2,932,384

For the 9 months ended June 30, 2002
Net sales                                                   $1,328,014       $  436,202     $(395,922)       $1,368,294
Operating margin                                               153,637          130,461                         284,098
Amortization charges                                            62,616           26,310                          88,926
Acquisition of property, plant and equipment                    76,720           33,858                         110,578
Property, plant and equipment                                  832,098          862,098                       1,694,196
Total assets                                                 1,752,151        1,180,233                       2,932,384

For the quarter ended June 30, 2001
Net sales                                                   $  482,070       $  140,879     $(116,000)       $  506,949
Operating margin                                                74,385           40,732                         115,117
Amortization charges                                            18,483            8,515                          26,998
Acquisition of property, plant and equipment                    27,281           16,787                          44,068
Property, plant and equipment                                  715,350          863,137                       1,578,487
Total assets                                                 1,508,461        1,201,300                       2,709,761

For the 9 months ended June 30, 2001
Net sales                                                   $1,150,323       $  492,317     $(448,000)       $1,194,640
Operating margin                                               109,250          110,489                         219,739
Amortization charges                                            53,322           23,896                          77,218
Acquisition of property, plant and equipment                    96,185           71,093                         167,278
Property, plant and equipment                                  715,350          863,137                       1,578,487
Total assets                                                 1,508,461        1,201,300                       2,709,761
-----------------------------------------------------------------------------------------------------------------------

Net sales by geographic region for the 3 months ending June 30, 2002 were 62% to the U.S. (2001 - 54%), 32% to Canada (2001 - 39%) and 6% to foreign markets (2001 - 7%) and for the 9 months ended June 30, 2002 were 63% to the U.S. (2001
- 55%), 30% to Canada (2001 - 35%) and 7% to foreign markets (2001 - 10%).

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts)

4.   EARNINGS PER SHARE

Basic and fully diluted net earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 93,032,997 (2001 - 90,891,119) and 94,588,206 (2001 -
92,995,484) and for the nine month period of 92,382,232 (2001 - 90,828,667) and
93,658,049 (2001 - 93,107,940) respectively. As at June 30, 2002, the Company had outstanding 15,935,444 multiple voting shares, 77,270,173 subordinate voting shares, and 9,573,461 options to acquire subordinate voting shares under the Company's employee stock option plan.

5.   GOODWILL AND OTHER INTANGIBLE ASSETS - ADOPTION OF SECTION 3062

                                                              3 MONTHS       3 months      9 MONTHS           9 months
                                                                 ENDED          ended         ENDED              ended
                                                            JUNE 30/02     June 30/01    JUNE 30/02         June 30/01
                                                            ----------     ----------    ----------         ----------
Reported net earnings                                          $56,382        $49,873      $107,456            $67,464
Add back amortization of goodwill                                    -          1,596             -              4,456
                                                            ----------     ----------    ----------         ----------
Adjusted net earnings                                          $56,382        $51,469      $107,456            $71,920
                                                            ----------     ----------    ----------         ----------
Reported basic net earnings per share                          $  0.61        $  0.55      $   1.16            $  0.74
Add back amortization of goodwill                                    -           0.02             -               0.05
                                                            ----------     ----------    ----------         ----------
Adjusted basic net earnings per share                          $  0.61           0.57      $   1.16            $  0.79
                                                            ----------     ----------    ----------         ----------
Reported diluted net earnings per share                        $  0.60        $  0.54      $   1.15            $  0.72
Add back amortization of goodwill                                    -           0.02             -               0.05
                                                            ----------     ----------    ----------         ----------
Adjusted diluted net earnings per share                        $  0.60        $  0.56      $   1.15            $  0.77
                                                            ----------     ----------    ----------         ----------

6.   BUSINESS DEVELOPMENT

There were no acquisitions in the quarter ended June 30, 2002. During the first quarter ended December 31, 2001, the Company acquired the assets and business of Marley Mouldings LLC ("Marley"). Marley is the largest U.S. manufacturer and marketer of mouldings and millwork made from polyvinylchloride and polystyrene using cellular/foam extrusion technology. Marley is located in Marion, Virginia.

     The purchase closed on December 10, 2001 for a cash price of U.S. $88 million based on the net tangible assets having a value of U.S. $59 million. The results of Marley have been included in the company's financial statements as of this date.

The acquisition is summarized below:

Working capital                                                       $ 21,845
Property, plant and equipment                                           72,130
                                                                      --------
                                                                      $ 93,975
Intangible assets                                                        7,327
Goodwill                                                                38,864
                                                                      --------

Total purchase price                                                  $140,166
                                                                      --------

Intangible assets relate to patents and trademarks that continue to be amortized over their estimated useful lives.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2002, AS COMPARED TO THE QUARTER ENDED JUNE 30, 2001

Consolidated net sales for the third quarter grew by 14% to $579 million, compared to $507 million in 2001. Growth in sales was primarily due to unit volume increases in most product categories, coupled with the inclusion of sales from Marley Mouldings Limited ("Marley"), acquired in December 2001. Excluding the acquisition of Marley, growth in sales was 6%, representing a short fall of $34 million from our expectations for the quarter.

     Products segment sales for the quarter, excluding Marley, increased $33 million or 6% to $515 million. Custom Profiles sales grew organically by 3%, reflecting the renovation and remodeling market's year to date experience. Siding and Roofing sales increased 28% as this market experienced double digit growth and Royal continued to gain market share. During the quarter, sales of Window Coverings were less than expected, up only 3% over last year, as new product introductions rolled out slower than expected. In addition, certain window covering market segments continue to experience pricing pressures. Outdoor Products sales increased 10%, due to new accounts and higher volumes, offset slightly by a delay in change over to Royal programs by certain customers. Housewares and Furniture decreased 7%, primarily due to lower volumes of patio furniture resulting from inclement weather experienced in the Spring. Pipe and Fittings increased 24%, reflecting a robust market for municipal infrastructure projects and market penetration across the product line. Finally, Royal Building Systems & Foreign Operations sales

MANAGEMENT'S DISCUSSION AND ANALYSIS

decreased 20% to $27 million, though sequentially up from sales of $19 million in the second quarter. Sales in the division declined from last year, as a result of a weak South American market, weak demand for telecommunication shelters and the delay of the roll out of previously anticipated large housing projects in various international locations.

     Support segment sales for the quarter increased $10 million or 7% to $151 million. Sales in the support segment are largely eliminated on consolidation due to the nature of the Group's vertical integration. Sales of Materials grew 23%, reflecting volume growth in the Products segment. Sales of Machinery & Tooling increased 36% to $16 million. As expected, sales in the Services category decreased 35% to $26 million, primarily due to the completion of manufacturing facilities in Woodbridge last year.

     During the quarter, sales to non-Canadian customers, including foreign based sales and exports from Canadian operations, increased to 68% or $394 million of total sales from 61% or $310 million for the same period last year. Approximately 50% of this increase was from sales outside of Canada, primarily due to the acquisition of Marley, while the balance was due to increasing volumes in the US.

     The Group's overall operating margin ("EBITDA"), for the quarter ended June 30, 2002, increased $9 million or 8% to $124 million compared to $115 million last year. EBITDA as a percentage of sales was 21.4% compared to 22.7% last year. Lower than expected operating margin was due to the above mentioned short fall in sales, coupled with unexpected inventory and selling costs in the Window Coverings division. However, other margin improvements were achieved during the quarter.

     Raw material costs as a percentage of sales were 42.2%, up from 41.3% in the preceding quarter and down from 42.8% last year, due to lower cost raw materials working their way through the system. However, unexpected inventory costs this quarter in Window Coverings of $6.5 million were incurred. Recently, there have been increases in PVC resin costs. In response to these cost increases, a number of finished product price increases have been effected. Labor costs as a percent of sales were 13.4%, versus 13.8% in the preceding quarter and 13.4% last year, as volume increases improved efficiencies. Other manufacturing costs decreased to 9.0% of sales from 10.5% in the preceding quarter, as a result of seasonally higher sales. Other manufacturing costs were 8.9% in the same quarter last year. Selling and distribution costs decreased to 13.8% of sales compared to 14.3% in the preceding quarter, but increased from 12.2% last year. The increase compared to last year was due to greater volumes shipped into the US with higher per unit shipping costs, as well as the Marley acquisition, which has more in-store sales oriented costs. In addition, unexpected costs incurred in the Window Covering division, representing preparatory costs for new accounts were approximately $2 million during the quarter. General and administration costs as a percent of sales remained unchanged from last year at 5.3%.

     Product segment EBITDA for the quarter ended June 30, 2002 increased to $80 million compared to $74 million last year. The increase was due to lower material costs and increased use of existing plant, labor and infrastructure capacities. Support segment EBITDA for the quarter increased to $44 million compared to $41 million last year. Support segment EBITDA as a percentage of sales increased to 29.5% from 28.9% due primarily to lower raw material costs experienced in the Materials category.

     Amortization expense increased $3 million to $30 million from $27 million last year. As a percentage of sales, amortization expense was 5.1% compared to 5.3% last year. In the Products segment, amortization as a percentage of sales remained unchanged from last year at 3.8%. In the Support segment amortization expense as a percentage of sales was 5.8%, down from 6.0% last year. Effective October 1, 2001 the Company adopted new CICA Handbook Section 3062, pertaining to Goodwill and Other Intangible Assets (see note 2 to the accompanying quarterly financial statements). This change in accounting policy resulted in a reduction in amortization charges related to goodwill of $1.6 million for the quarter ended June 30, 2001. As disclosed in note 5 of the accompanying quarterly financial statements, this represents approximately $0.015 per share per quarter during fiscal 2001.

     Interest and financing charges remained consistent with expectations, at $13.5 million compared to $14.7 million last year and $13.6 million last quarter. Lower interest rates on floating rate debt were offset by less interest capitalized to assets under construction, being approximately $1 million compared to $2 million during the same quarter last year.

     During the quarter income tax expense as a percentage of pre-tax earnings decreased to 30% from 32% last year. The rate is consistent with the Group's overall expected effective rate for fiscal 2002.

     Net earnings during the quarter were $56 million or 9.7% of sales compared with $50 million or 9.8% of sales in the prior year. On a fully diluted basis, earnings per share for the period were $0.60 compared to $0.54 in the prior year. The average number of shares outstanding for the quarter on a fully diluted basis were approximately 94.6 million, up approximately 1.6 million from the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Management is committed to continued generation of free cash flow. During the quarter, the Group generated operating cash flow of $96 million or $1.02 diluted cash flow per share, representing an increase of 19.5% over $81 million or $0.87 per share for the previous year. Free cash flow (defined as cash flow from operations less change in non-cash working capital items, less acquisition of property, plant and equipment) of $71 million during the quarter represents an improvement of $46 million over the prior year cash flow of $25 million. Capital expenditures during the quarter ended June 30, 2002 were $38 million versus $44 million during the same quarter last year, the decline being primarily as a result of the completion of Royal's new industrial complex in Woodbridge last year. Continuing improvement in free cash flow, together with proceeds from the sale of non-strategic assets and from the exercise of employee stock options, continues to be directed to reducing outstanding debt. Non-cash working capital was $683 million at June 30, 2002 compared to $700 million at March 31, 2002 and $610 million at September 30, 2001. At June 30, 2002, approximately $138 million was drawn on the bank credit facility and $353 million of commercial paper was drawn. During the period the Group's existing credit arrangements were re-affirmed by both Standards and Poor and the Dominion Bond Credit Agency. Permitted drawings under the commercial paper program were increased to $400 million from $300 million. The Group's $700 million bank credit facility, which also acts as backup credit to its commercial paper outstanding, was effectively 70% utilized. The funded debt to capital ratio was 40.8%, compared to 43.5% at March 31, 2002 and 42.4% at June 30, 2001. Management believes that cash flow from operations and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal natures thereof.

CORPORATE DIRECTORY


CORPORATE OFFICE:                       TRANSFER AGENTS AND REGISTRARS:             SHAREHOLDER INQUIRIES
Royal Group Technologies Limited        Computershare Trust Company of Canada       Responses to shareholder inquiries as
1 Royal Gate Blvd.,                     100 University Avenue, 9th Floor            well as information published by the
Woodbridge, Ontario                     Toronto, Ontario M5J 2Y1                    Company for its shareholders and others,
Canada L4L 8Z7                          Tel: 1-800-663-9097 or (416) 981-9633       including annual reports, quarterly
                                        Facsimile: (416) 981-9507                   reports and annual information forms may
Telephone: (905) 264-0701               E-mail: caregistryinfo@computershare.com    be obtained from:
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com        Co-Transfer Agent (U.S.A.)                  Investor Relations
                                        Computershare Trust Company, Inc.           Royal Group Technologies Limited
SHARES LISTED ("RYG"):                  12039 W. Alameda Parkway, Site 2-2          1 Royal Gate Blvd.,
Toronto Stock Exchange,                 Lakewood, CO 80228                          Woodbridge, Ontario L4L 8Z7
New York Stock Exchange                 Tel: (303) 956-5400                         Telephone: (905) 264-0701
                                        Fax: (303) 986-2444                         Facsimile: (905) 264-0702
INDEX LISTINGS                                                                      E-mail: info@royplas.com
S&P/TSX60 Index                                                                     Web site: www.royalgrouptech.com
S&P/TSX Composite Index
Morgan Stanley World Index

                                          TRADING DATA                                      DEBT RATINGS

                             High        Low        Close      Volume         Rating         Commercial        Medium
                            (TSX)       (TSX)       (TSX)   (in 000's)        Agency           Paper            Term
                                                             TSX/NYSE                                          Notes
----------------------------------------------------------------------        -----------------------------------------
Fiscal 2001
Q1                         $C 31.40    $C 16.10    $C 18.75     12,740        DBRS           R-1 (low)         A (low)
Q2                            27.20       18.55       23.25     12,135
Q3                            29.50       20.00       27.95     12,739        S&P               n/a             BBB
Q4                            30.00       19.94       23.95     12,763

----------------------------------------------------------------------
Fiscal 2002
Q1                            29.49       21.90       29.38     17,216
Q2                            32.40       28.05       30.15     14,460
Q3                            32.20       28.67       31.48     16,953

FORWARD LOOKING STATEMENTS:

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. By their nature, these forward-looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of construction activity, changes in product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, consolidation and restructuring programs, changes in product mix, the growth rate of the markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly markets in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulations, currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. Statements made in this document are made as of August 26, 2002 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.




                       [ROYAL GROUP TECHNOLOGIES - LOGO]